Exhibit 77(d)

Effective November 2, 2000, Precious Metals Fund clarified its investment objective to indicate that the Fund intends to attain capital appreciation and hedge against the loss of buying power of the U.S. Dollar as may be obtained through investment in gold and securities of companies engaged in mining or processing gold. The Fund clarified its investment policies to indicate that the Fund will invest 65% of its total assets in gold bullion and the equity securities of gold-related companies. The Fund may invest the remaining 35% of its total assets in other precious metals, including silver, and the equity securities of precious metals-related companies.